Amended and Restated Investment Advisory Agreement

AMENDED EXHIBIT A

Two Roads Shared Trust

IronHorse Capital, LLC

Fund	Investment Advisory Fee	Effective Date
Conductor Global Equity Value Fund (f/k/a Conductor Global Fund)	1.25%	October 1, 2016

TWO ROADS SHARED TRUST,

On behalf of the Conductor Global Equity Value Fund

By: /s/ Andrew Rogers

Name: Andrew Rogers

Title: President

IronHorse Capital llc

By: /s/ H.Kerr Tigrett

Name: H. Kerr Tigrett

Title: Principal